Healthcare Acquisition Partners Corp.

350 Madison Ave.

New York, NY 10017

April 10, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	John Zitko, Esq.

Division of Corporation Finance

Re:	Healthcare Acquisition Partners Corp.

(Registration No. 333-129035)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Healthcare Acquisition Partners Corp. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (Registration No. 333-129035) so that the Registration Statement may become effective at 2 p.m. New York City time on April 11, 2006, or as soon as practicable thereafter.

HEALTHCARE ACQUISITION
PARTNERS CORP.

By:	/s/ Pat LaVecchia
Pat LaVecchia
Secretary